SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 6)
W-H Energy Services, Inc.
(Name of Subject Company)
Whitehall Acquisition Corp.
a wholly owned subsidiary of
Smith International, Inc.
(Name of Filing Person — Offerors)

Common Stock, $0.0001 Par Value Per Share
together with the associated preferred share purchase rights
(Title of Class of Securities)

92925E108
(CUSIP Number of Class of Securities)

Richard E. Chandler, Jr.
Senior Vice President, General Counsel and Corporate Secretary
Smith International, Inc.
16740 East Hardy Road
Houston, Texas 77032
(281) 443-3370
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
Daniel A. Neff, Esq.
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$3,032,682,372	$119,184.42***

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 32,383,154 shares of W-H common stock (the sum of (x) 30,711,232 shares of W-H common stock outstanding, (y) 1,411,838 shares of W-H common stock issuable upon the exercise of outstanding options and (z) 260,084 restricted stock awards outstanding, each as of June 23, 2008 (as set forth by W-H in its Solicitation/Recommendation Statement on Schedule 14D-9, filed June 24, 2008)) and (ii) the average of the high and low sales prices of W-H common stock as reported on the New York Stock Exchange on June 17, 2008 ($93.65).

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $39.30 per million dollars of the transaction valuation.

***	Previously paid.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $54,883.49.	Filing Party: Smith International, Inc.
Form or Registration No.: Form S-4 333-151897.	Date Filed: June 24, 2008.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on June 24, 2008, and subsequently amended by Amendment No. 1 on July 21, 2008, Amendment No. 2 on August 4, 2008, Amendment No. 3 on August 8, 2008, Amendment No. 4 on August 13, 2008 and Amendment No. 5 on August 19, 2008 (as amended from time to time, the “Schedule TO”) by Smith International, Inc., a Delaware corporation (“Smith”), and Whitehall Acquisition Corp., a Texas corporation and a wholly owned subsidiary of Smith (“Offeror”), relating to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock, $0.0001 par value per share, of W-H Energy Services, Inc., a Texas corporation (“W-H”), together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated May 31, 2002, as amended, by and between W-H and Computershare Trust Company, N.A., as Rights Agent (the “Shares”), at the election of the holder thereof: (a) $56.10 in cash, without interest, and 0.48 shares of Smith common stock, par value $1.00 per share, including the associated preferred share purchase rights (“Smith Common Stock”) (the “Mixed Consideration”), (b) $93.55 in cash, without interest (the “All-Cash Consideration”), or (c) 1.1990 shares of Smith Common Stock (the “All-Stock Consideration”), subject in each case to the election procedures and, in the case of elections of the All-Cash Consideration or the All-Stock Consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Smith has filed with the SEC a Registration Statement on Form S-4, dated June 24, 2008, and amended on June 25, 2008, July 21, 2008 and August 15, 2008 and declared effective on August 18, 2008, relating to the offer and sale of Smith Common Stock to be issued to holders of Shares in the Offer (as it may be amended from time to time, the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus/offer to exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any amendment, prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Smith or Offeror, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented and amended by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of June 3, 2008, by and among Smith, W-H and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

All capitalized terms used but not defined in this Amendment No. 6 shall have the meanings ascribed to such terms in the Prospectus.

ITEM 1.	SUMMARY TERM SHEET
     Item 1 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:
     “On August 22, 2008, Smith reported the final tabulated results of the Offer and the related proration calculations. The exchange agent reported a final count of 30.37 million Shares tendered, reflecting approximately 94 percent of the Shares outstanding as of the expiration time. The 15.96 million Shares tendered for which Mixed Consideration elections were made are not subject to proration. These W-H shareholders received, in exchange for each Share tendered, $56.10 per Share in cash and 0.4800 of a share of Smith Common Stock. The 0.46 million Shares tendered for which All-Stock Consideration elections were made are also not subject to proration and received 1.1990 shares of Smith Common Stock per Share. The 13.95 million Shares tendered for which All-Cash Consideration elections were made will be subject to a fixed proration factor of 0.4841. As a result, W-H shareholders who elected the All-Cash Consideration received, in exchange for each Share tendered, $45.29 in cash plus 0.6186 of a share of Smith Common Stock.
     On August 25, 2008, pursuant to a “short-form” merger procedure available under Texas law, Acquisition filed Articles of Merger with the Secretary of State of the State of Texas whereupon Acquisition was merged with and into W-H (the “Merger”). In the Merger, each remaining Share (except for Shares purchased in the exchange offer and Shares held by W-H and its subsidiaries) was converted into the right to receive $56.10 in cash, without interest, and 0.48 shares of Smith Common Stock.
     As a result of the transaction, Smith is expected to issue approximately 17.78 million shares of Smith Common Stock and is expected to pay approximately $1.64 billion in cash, which was funded using borrowings under the Credit Agreement entered into in connection with the transaction.
     Under the terms of the transaction, cash was paid in lieu of fractional shares of Smith Common Stock.
     A copy of the press release issued by Smith regarding the final results of the Offer and related proration calculations is attached hereto as Exhibit (a)(5)(I) and the information in the press release is incorporated herein by reference.”

ITEM 4.	TERMS OF THE TRANSACTION
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:
     “On August 22, 2008, Smith reported the final tabulated results of the Offer and the related proration calculations. The exchange agent reported a final count of 30.37 million Shares tendered, reflecting approximately 94 percent of the Shares outstanding as of the expiration time. The 15.96 million Shares tendered for which Mixed Consideration elections were made are not subject to proration. These W-H shareholders received, in exchange for each Share tendered, $56.10 per Share in cash and 0.4800 of a share of Smith Common Stock. The 0.46 million Shares tendered for which All-Stock Consideration elections were made are also not subject to proration and received 1.1990 shares of Smith Common Stock per Share. The 13.95 million Shares tendered for which All-Cash Consideration elections were made will be subject to a fixed proration factor of 0.4841. As a result, W-H shareholders who elected the All-Cash Consideration received, in exchange for each Share tendered, $45.29 in cash plus 0.6186 of a share of Smith Common Stock.
     On August 25, 2008, pursuant to a “short-form” merger procedure available under Texas law, Acquisition filed Articles of Merger with the Secretary of State of the State of Texas whereupon Acquisition was merged with and into W-H (the “Merger”). In the Merger, each remaining Share (except for Shares purchased in the exchange offer and Shares held by W-H and its subsidiaries) was converted into the right to receive $56.10 in cash, without interest, and 0.48 shares of Smith Common Stock.
     As a result of the transaction, Smith is expected to issue approximately 17.78 million shares of Smith Common Stock and is expected to pay approximately $1.64 billion in cash, which was funded using borrowings under the Credit Agreement entered into in connection with the transaction.
     Under the terms of the transaction, cash was paid in lieu of fractional shares of Smith Common Stock.
     A copy of the press release issued by Smith regarding the final results of the Offer and related proration calculations is attached hereto as Exhibit (a)(5)(I) and the information in the press release is incorporated herein by reference.”
ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Item 7 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:
     “On August 20, 2008, Smith entered into a credit agreement consisting of (i) a four-year unsecured term loan facility of $1.0 billion and (ii) a 364-day unsecured bridge loan facility of $1.0 billion with Fortis Bank SA/NV as administrative agent, the other agents named therein, and the lenders parties thereto (collectively referred to as the “Credit Agreement”). Borrowings under the Credit Agreement have been utilized to fund the cash consideration payable by Smith in the Offer and the Merger. Borrowings under the Credit Agreement will also be utilized to repay the W-H revolving credit agreement, other costs of the W-H transaction and for general corporate purposes. Borrowings under the Credit Agreement bear interest at the rates specified in the agreements, and the agreements contain customary covenants, including leverage ratio covenants.
     On August 25, 2008, the Company borrowed $2.0 billion under the new Credit Agreement, the proceeds of which were used to pay the cash portion of the consideration for the Offer and the Merger, to repay amounts outstanding under the W-H revolving credit facility, pay fees and expenses related to the acquisition and for other corporate purposes.
     The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, which is filed as Exhibit (b)(6) to this Schedule TO and incorporated by reference herein.”

ITEM 11.	ADDITIONAL INFORMATION
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:
     “On August 22, 2008, Smith reported the final tabulated results of the Offer and the related proration calculations. The exchange agent reported a final count of 30.37 million Shares tendered, reflecting approximately 94 percent of the Shares outstanding as of the expiration time. The 15.96 million Shares tendered for which Mixed Consideration elections were made are not subject to proration. These W-H shareholders received, in exchange for each Share tendered, $56.10 per Share in cash and 0.4800 of a share of Smith Common Stock. The 0.46 million Shares tendered for which All-Stock Consideration elections were made are also not subject to proration and received 1.1990 shares of Smith Common Stock per Share. The 13.95 million Shares tendered for which All-Cash Consideration elections were made will be subject to a fixed proration factor of 0.4841. As a result, W-H shareholders who elected the All-Cash Consideration received, in exchange for each Share tendered, $45.29 in cash plus 0.6186 of a share of Smith Common Stock.
     On August 25, 2008, pursuant to a “short-form” merger procedure available under Texas law, Acquisition filed Articles of Merger with the Secretary of State of the State of Texas whereupon Acquisition was merged with and into W-H (the “Merger”). In the Merger, each remaining Share (except for Shares purchased in the exchange offer and Shares held by W-H and its subsidiaries) was converted into the right to receive $56.10 in cash, without interest, and 0.48 shares of Smith Common Stock.
     As a result of the transaction, Smith is expected to issue approximately 17.78 million shares of Smith Common Stock and is expected to pay approximately $1.64 billion in cash, which was funded using borrowings under the Credit Agreement entered into in connection with the transaction.
     Under the terms of the transaction, cash was paid in lieu of fractional shares of Smith Common Stock.
     A copy of the press release issued by Smith regarding the final results of the Offer and related proration calculations is attached hereto as Exhibit (a)(5)(I) and the information in the press release is incorporated herein by reference.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“(a)(5)	(I)	Press Release issued by Smith, dated August 22, 2008, announcing final results of the Offer and related proration calculations.

(b)(6)		Credit Agreement, dated as of August 20, 2008, among Smith, Fortis Bank SA/NV, New York Branch, as administrative agent, the other agents named therein, and the lenders parties thereto. Filed as Exhibit 10.01 to Smith’s report on Form 8-K dated August 25, 2008 and incorporated herein by reference.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:  August 26, 2008

SMITH INTERNATIONAL, INC.

By:	/s/ Richard E. Chandler, Jr.
Name:  Richard E. Chandler, Jr.

Title:	Senior Vice President, General Counsel and Corporate Secretary

WHITEHALL ACQUISITION CORP.

By:	/s/ Richard E. Chandler, Jr.
Name:  Richard E. Chandler, Jr.
Title:   Director and Secretary

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.3 to Smith’s Registration Statement on Form S-4 filed on June 24, 2008 (the “S-4”)).
(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the S-4).
(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the S-4).
(a)(1)(D)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit 99.6 to the S-4).

(a)(1)(E)*	Form of Notice of Guaranteed Delivery.

(a)(4)	Prospectus registering the offer and sale of Smith Common Stock to be issued in the Offer (incorporated by reference to the S-4).
(a)(5)(A)	Joint Press Release issued by Smith and the W-H, dated June 3, 2008, announcing the execution of the Agreement and Plan of Merger among Smith, W-H and Offeror (incorporated by reference to Exhibit 99.01 to the Form 8-K filed by Smith on June 5, 2008).
(a)(5)(B)	Form of Summary Advertisement published in the New York Times on June 24, 2008 (incorporated by reference to Exhibit 99.7 to the S-4).

(a)(5)(C)*	Joint Press Release issued by Smith and W-H, dated June 24, 2008, announcing the commencement of the Offer.

(a)(5)(D)*	Joint Press Release issued by Smith and W-H, dated July 18, 2008, announcing the extension of the Offer and providing a Hart-Scott-Rodino update.

(a)(5)(E)*	Joint Press Release issued by Smith and W-H, dated August 1, 2008, announcing the extension of the Offer.

(a)(5)(F)*	Joint Press Release issued by Smith and W-H, dated August 7, 2008, announcing the extension of the Offer.

(a)(5)(G)*	Joint Press Release issued by Smith and W-H, dated August 12, 2008, announcing the early termination of the waiting period under the HSR Act.

(a)(5)(H)*	Press Release issued by Smith, dated August 19, 2008, announcing the completion of the Offer.

(a)(5)(I)	Press Release issued by Smith, dated August 22, 2008, announcing final result of the Offer and related proration calculations.

(b)(1)*	Commitment Letter, dated as of July 2, 2008, between Smith and Bank A.

(b)(2)*	Commitment Letter, dated as of July 3, 2008, between Smith and Bank B.

(b)(3)*	Commitment Letter, dated as of July 8, 2008, between Smith and Bank C.

(b)(4)*	Commitment Letter, dated as of July 10, 2008, between Smith and Bank D.

(b)(5)*	Commitment Letter, dated as of July 14, 2008, between Smith and Bank E.

(b)(6)	Credit Agreement, dated as of August 20, 2008, among Smith, Fortis Bank SA/NV, New York Branch, as administrative agent, the other agents named therein, and the lenders parties thereto. Filed as Exhibit 10.01 to Smith’s report on Form 8-K dated August 25, 2008 and incorporated herein by reference.”

(d)(1)	Agreement and Plan of Merger, dated as of June 3, 2008, among Smith, W-H and Offeror (incorporated by reference to the Form 8-K filed by Smith on June 5, 2008).

*Previously filed with this Schedule TO.

5